UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Exit Filing)*

Leisure Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

52539T107
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	52539T107

1	Names of Reporting Persons MLCP GLL Funding LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 887,127
	6	Shared Voting Power 0
	7	Sole Dispositive Power 887,127
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 887,127
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.5%
12	Type of Reporting Person (See Instructions) OO

CUSIP No.	52539T107

1	Names of Reporting Persons Matthews Lane Capital Partners LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 241,243
	6	Shared Voting Power 887,127
	7	Sole Dispositive Power 241,243
	8	Shared Dispositive Power 887,127

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,128,370
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.5%
12	Type of Reporting Person (See Instructions) OO

CUSIP No.	52539T107

1	Names of Reporting Persons Daniel B. Silvers
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,128,370
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,128,370

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,128,370
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.5%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Leisure Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

250 West 57th Street, Suite 2223, New York, NY 10107

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is jointly filed by:

MLCP GLL Funding LLC (“MLCP Funding”),

Matthews Lane Capital Partners LLC (“Matthews Lane Partners”) and

Daniel B. Silvers

(collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if None, Residence:

The business address for the Reporting Persons is 250 West 57th Street, Suite 2223, New York, NY 10107.

(c)	Citizenship:

MLCP Funding is a limited liability company formed in the State of Delaware.

Matthews Lane Partners is a limited liability company formed in the State of Delaware.

Daniel B. Silvers is a citizen of the United States.

(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP No.: 52539T107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Not Applicable

Item 4.	Ownership

The information required by Item 4 is set forth in Rows 5-11 of the cover pages of this Schedule 13G and is incorporated herein by reference.

As of February 13, 2018, MLCP Funding directly holds 887,127 shares of Common Stock, representing 3.5% of the outstanding Common Stock; Matthews Lane Partners, the manager of MLCP Funding, directly holds 241,243 shares of Common Stock and may be deemed to beneficially own the 887,127 shares of Common Stock held by MLCP Funding, representing, in the aggregate, 4.5% of the outstanding Common Stock; and Mr. Silvers, the managing member of Matthews Lane Partners, may be deemed to beneficially own the securities held by MLCP Funding and Matthews Lane Partners, representing, in the aggregate, 4.5% of the outstanding Common Stock.

The Issuer is a blank check company incorporated on September 11, 2017 and the securities reported in this Schedule 13G were acquired by the Reporting Persons pursuant to subscription agreements between the Issuer and its initial stockholders. Matthews Lane Partners co-sponsored the Issuer’s initial public offering which was consummated on December 5, 2017, and Mr. Silvers is the Issuer’s Chief Executive Officer and a director.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

The holdings of the Reporting Persons ceased to be more than 5% in January 2018 following the surrender by MLCP Funding and Mathews Lane Partners of an aggregate of 171,832 shares to the Issuer in connection with the expiration of an over-allotment option held by the Issuer’s underwriters relating to the Issuer’s initial public offering.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2018

MLCP GLL FUNDING LLC

By: Matthews Lane Capital Partners LLC, its Manager

By:	/s/ Daniel B. Silvers
Name: Daniel B. Silvers
Title: Managing Member

MATTHEWS LANE CAPITAL PARTNERS LLC

By:	/s/ Daniel B. Silvers
Name: Daniel B. Silvers
Title: Managing Member

/s/ Daniel B. Silvers
Daniel B. Silvers

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Common Stock, $0.0001 par value per share, of Leisure Acquisition Corp, a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this agreement as of February 13, 2018.

MLCP GLL FUNDING LLC

By: Matthews Lane Capital Partners LLC, its Manager

By:	/s/ Daniel B. Silvers
Name: Daniel B. Silvers
Title: Managing Member

MATTHEWS LANE CAPITAL PARTNERS LLC

By:	/s/ Daniel B. Silvers
Name: Daniel B. Silvers
Title: Managing Member

/s/ Daniel B. Silvers
Daniel B. Silvers

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